EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges
(Amounts in 000s, except ratios)

								Six
		Year Ended December 31,						Months Ended
		2001	2002	2003	2004		2005	June 30, 2006

Earnings
	Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	156,966	(193,844)	(53,069)	(12,645)		52,247	43,151

Fixed Charges
	Interest expense and amortization of debt issuance costs on all indebtedness (b)	36,072	35,866	31,822	25,067		23,949	15,678
	Appropriate portion (1/3) of rent expense relating to interest	7,953	10,329	15,990	17,094		21,285	11,385

	Fixed Charges	44,025	46,195	47,812	42,161		45,234	27,063

	Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus Fixed Charges	200,991	(147,649)	(5,257)	29,516		97,481	70,214

	Ratio of Earnings to Fixed Charges	4.6	(a )	(a )	(a	)	2.2	2.6

(a)	Due to the losses for the years ended December 31, 2002, 2003 and 2004, the ratio of earnings to fixed charges for such periods was less than 1:1. In order to achieve a coverage ratio of 1:1, we needed additional earnings of $193.8 million for the year ended December 31, 2002, $53.1 million for the year ended December 31, 2003, and $12.6 million for the year ended December 31, 2004.

(b)	No interest was capitalized for any period.